Exhibit 99.2

Titan Medical Announces Development and License Agreements With Medtronic and Senior Secured Loan

TORONTO--(BUSINESS WIRE)--June 4, 2020--Titan Medical Inc. (“Titan” or “Titan Medical”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces that it has entered into a development and license agreement with Medtronic plc (“Medtronic”) (NYSE: MDT) to further the development of robotic assisted surgical technologies, as well as a separate license agreement with Medtronic in respect of certain intellectual property of Titan.

The development and license agreement provides for the development of robotic assisted surgical technologies for use by both Titan and Medtronic in their respective businesses. Titan will receive a series of payments totaling up to U.S. $31 million for Medtronic’s license to such technologies, as technology milestones are completed and verified. A steering committee comprised of representatives from Titan and Medtronic will be established to provide oversight regarding the work toward achievement of the milestones. One of the milestones of the agreement is for Titan to raise an additional U.S. $18 million of capital within four months of the development start date, which is expected to occur in June 2020.

To support development, Titan has received a senior secured loan of U.S. $1.5 million from Medtronic which was announced on April 29, 2020. The loan, which will be increased by an amount equal to certain legal, transaction and intellectual property related expenses pursuant to the definitive agreements, will be evidenced by an amended and restated promissory note, and will bear interest at the rate of 8% per annum. The loan is repayable on June 4, 2023, or upon the earlier completion of the last milestone under the development and license agreement or a Change of Control of Titan (as defined in the note). Until repayment of the loan, Medtronic may have one non-voting observer attend meetings of Titan’s Board of Directors. The loan will be secured by way of a security agreement entered into by Titan and pursuant to which Titan has granted a security interest in favor of Medtronic in all of Titan’s present and future property including all personal property, inventory, equipment and intellectual property.

Under the terms of the separate license agreement, Medtronic has licensed certain robotic assisted surgical technologies from Titan for an upfront payment of U.S. $10 million. Titan retains the rights to continue to develop and commercialize those technologies for its own business.

“These agreements with Medtronic will allow Titan to continue to develop its single-port robotic surgical technologies while sharing our expertise and technologies with Medtronic,” said David McNally, President and CEO of Titan Medical. “We are very excited about the opportunity to continue Titan’s pioneering work to bring new single-port surgical options to the market.”

Following unanimous approval by Titan’s Board of Directors of the agreements with Medtronic, Charles Federico, who has served as Titan’s Chairman since May 2019, and John Schellhorn, who has served as a Director since June 2017, have decided to retire from Titan’s board in order to dedicate more time for their respective personal and professional endeavors. David McNally, Titan’s President and CEO, has been appointed Chairman of the Board of Directors. Mr. McNally said “I would like to thank Charlie and John for their many contributions to our Board, and for their guidance in securing this important strategic relationship. We wish them continued success.” The Board will consist of three members, including, in addition to David McNally, John Barker, an independent director, and Stephen Randall, Titan’s Chief Financial Officer, while a search for additional independent directors is conducted.

For clarity, these agreements are between Medtronic and Titan Medical Inc. Titan Medical is not affiliated with Titan Spine, which Medtronic acquired in 2019.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements which include references to: Titan to receive payments totaling up to U.S. $31 million from Medtronic, the completion and verification of technology milestones, technology development work to be done under the definitive agreements, the condition that Titan must raise an additional $18 million of capital within four months of the development start date and the expectation that the development start date will occur in June 2020, and that the definitive agreements with Medtronic will allow Titan to continue to develop its single-port robotic surgical technologies while sharing our expertise and technologies with Medtronic. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com